UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 23, 2009 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Announces the Acquisition of the Use Patent on Recombinant Erythropoietin (rHuEPO) for the Treatment of Multiple Myeloma

Rehovot, Israel, March 18, 2009 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) announced today that it has entered into an asset purchase agreement with Bio-GAL Ltd, a private company, for the rights to a use patent on Recombinant Erythropoietin (“rHuEPO”) for the prolongation of multiple myeloma (“MM”) patients' survival and improvement of their quality of life.

MM is a severe plasma cell malignancy characterized by the accumulation and proliferation of clonal plasma cells in the marrow, leading to the gradual replacement of normal hematopoiesis.

David Grossman, XTL’s co-Chief Executive Officer, commented, “This is a very exciting opportunity to acquire the rights for a potential treatment for a severe and incurable blood cancer. We at XTL are thrilled at this opportunity and expect to embark on a clinical trial with rHuEPO for the treatment of MM in the near term and hope to lead it to a successful outcome.”

In accordance with the terms of the asset purchase agreement, XTL will issue Bio-GAL Ltd. ordinary shares representing just under 50% of the current issued and outstanding share capital of the Company. In addition, XTL will make milestone payments of approximately $10 million in cash upon the successful completion a Phase 2 clinical trial.  The Company’s Board of Directors may, in its sole discretion, issue additional ordinary shares to Bio-GAL Ltd in lieu of such milestone payment. XTL is also obligated to pay 1% royalties on net sales of the product.  The closing of the transaction is subject to various conditions including XTL’s and Bio-GAL’s shareholders’ approvals, as well as completion of a financing. Closing is expected to take place in the second or third quarter of 2009.

ABOUT ERYTHROPOIETIN (EPO)

Erythropoietin (EPO) is a glycoprotein cytokine produced mainly by the kidney and is the major growth regulator of the erythroid lineage. EPO stimulates erythropoiesis by binding to its receptor (EPO-R) on the surface of erythroid progenitor cells, promoting their proliferation and differentiation and maintaining their viability.  Over the last decade, several reports have indicated that the action of EPO is not restricted to the erythroid compartment, but may have additional biological, and consequently potential therapeutic properties, broadly beyond erythropoiesis. Erythropoietin is available as a therapeutic agent produced by recombinant DNA technology in mammalian cell culture, rHuEPO, which is used in clinical practice for the treatment of various anemias including anemia of kidney disease and cancer-related anemia.

ABOUT MULTIPLE MYELOMA

Currently incurable, MM is a severe plasma cell malignancy characterized by the accumulation and proliferation of clonal plasma cells in the marrow, leading to the gradual replacement of normal hematopoiesis. The course of the disease is progressive, and various complications occur, until death. This devastating disease affects the bone marrow, bones, kidneys, heart and other vital organs. It is characterized by pain, recurrent infections, anemia and pathological fractures. In the course of the disease, all patients become gradually disabled and bed-ridden.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of multiple myeloma and hepatitis C. XTL will be developing rHuEPO for the treatment of multiple myeloma. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
David Grossman, Co-Chief Executive Officer
Tel: +972-8-930-4411

Contact:
Ron Bentsur, Co-Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 224

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future business prospects growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially is our ability to maintain our Nasdaq Stock Market listing and our ability to continue to fund our operations; our ability to successfully close the transaction with Bio-GAL Ltd.; our ability to successfully find successful merger or in-licensing opportunities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2008.

Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 23, 2009	By:	/s/ David Grossman
David Grossman
Co-Chief Executive Officer